Exhibit 99.1

Regencell Bioscience Holdings Limited Announces Partial Exercise of Underwriter’s Over-Allotment Option

HONG KONG, August 20, 2021--Regencell Bioscience Holdings Limited (NASDAQ:RGC) ("Regencell" or the "Company"), an early-stage bioscience company that focuses on research, development and commercialization of Traditional Chinese Medicine ("TCM") for the treatment of neurocognitive disorders and degeneration, specifically Attention Deficit Hyperactivity Disorder ("ADHD") and Autism Spectrum Disorder ("ASD"), today announced that the underwriter of its initial public offering (the “Offering”) had exercised its option to purchase 325,000 additional ordinary shares at the public offering price of US$9.50 per share to cover over-allotments.

Gross proceeds from the Offering, including proceeds from the exercise of the over-allotment option, totaled US$24,937,500, before deducting underwriting discounts and other related expenses. The Company's ordinary shares began trading on the Nasdaq Capital Market on July 16, 2021 under the ticker symbol "RGC."

Proceeds from the Offering will be used to fund the second research study, the Company’s TCM formulae and products, staff salaries, facilities rental, renovations and equipment, product and intellectual property registrations, and working capital and other general corporate purposes.

Maxim Group LLC acted as sole book-running-manager for the Offering.

Hunter Taubman Fischer & Li LLC acted as counsel to the Company, and Loeb & Loeb LLP acted as counsel to Maxim Group LLC in connection with the Offering.

A registration statement on Form F-1 relating to the Offering was filed with the Securities and Exchange Commission ("SEC") (File Number: 333-254571) and was declared effective by the SEC on July 15, 2021. The Offering was made only by means of a prospectus, forming a part of the registration statement. Copies of the final prospectus relating to the Offering may be obtained from Maxim Group LLC, 300 Park Ave, 16th Floor, New York, NY 10022, at (212) 895-3745. In addition, a copy of the prospectus relating to the Offering may be obtained via the SEC’s website at www.sec.gov.

Before you invest, you should read the prospectus and other documents the Company has filed or will file with the SEC for more complete information about the Company and the Offering. This press release does not constitute an offer to sell, or the solicitation of an offer to buy any of the Company’s securities, nor shall such securities be offered or sold in the United States absent registration or an applicable exemption from registration, nor shall there be any offer, solicitation, or sale of any of the Company’s securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

About Regencell Bioscience Holdings Limited

Regencell Bioscience Holdings Limited is an early-stage bioscience company that focuses on research, development and commercialization of Traditional Chinese Medicine (TCM) for the treatment of several neurocognitive disorders and degenerations, specifically Attention Deficit Hyperactivity Disorder (ADHD) and Autism Spectrum Disorder (ASD). The Company started in Hong Kong in 2014 and completed its first research study using personalized TCM formula in Hong Kong. The Company aims to launch three liquid-based standardized TCM formulae candidates for mild, moderate and severe ADHD and ASD patients in Hong Kong first and subsequently to other markets as we deem appropriate.

Forward-Looking Statements

All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to, the Company’s proposed Offering. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs, including the expectation that the Offering will be successfully completed. Investors can identify these forward-looking statements by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and in its other filings with the SEC.

For more information, please contact:

Corporate:

James Chung

Chief Strategy Officer

Regencell Bioscience Holdings Limited

ir@rgcbio.com

For investors in Asia Region, please contact:

Strategic Financial Relations Limited

Vicky Lee (852) 2864 4834

Brigid Lee (852) 2114 4313

Yvonne Lee (852) 2864 4847

SPRG_Regencell@sprg.com.hk

For investors outside of Asia Region, please contact:

Lena Cati

The Equity Group Inc.

Vice President

(212) 836-9611

lcati@equityny.com